SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)(1)

                            800 Travel Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   282506 10 4
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                                 (CUSIP Number)

                               December 31, 1997
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                              Page 1 of 6 Pages

CUSIP No. 282506 10 4                                         Page 2 of 6 Pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.


      Mark D. Mastrini
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

      U.S.
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        430,000

    (6) Shared voting power:
        -0-

    (7) Sole dispositive power:
        430,000

    (8) Shared dispositive power:
        -0-

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(9) Aggregate amount beneficially owned by each reporting person.

        430,000
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     5.7%
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(12) Type of reporting person (see instructions).

     IN
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

Item 1(a) Name of Issuer:

            800 Travel Systems, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

            4802 Gunn Highway, Suite 140, Tampa, FL 33624

Item 2(a) Name of Person Filing:

            Mark D. Mastrini

Item 2(b) Address of the Principal Offices:

            4802 Gunn Highway, Suite 140, Tampa, FL 33624

Item 2(c) Citizenship:

            U.S.

Item 2(d) Title of Class of Securities:

            Common Stock

Item 2(e) CUSIP Number:

            282506 10 4

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

      (d)   |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

      (e)   |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F)

      (g)   |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

      (h)   |_|   A savings assocation as defined in Section 3(b) of the Federal
                  Deposit Insurance Act;

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act;

      (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box |x|


                                                             PAGE 3 OF 6 PAGES

Item 4. Ownership:

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)  Amount Beneficially Owned:

                        430,000

               (b)  Percent of Class:

                        5.7%

               (c)  Number of shares as to which such person has:


                    (i)   sole power to vote or to direct the vote:
                          430,000

                    (ii)  shared power to vote or to direct the vote:
                          -0-

                    (iii) sole power to dispose or to direct the disposition of:
                          430,000

                    (iv)  shared power to dispose or to direct the disposition
                          of:   -0-

Item 5. Ownership of Five Percent or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

            N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1 (b) (ii) (G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


                                                               PAGE 4 OF 6 PAGES

            N/A

Item 8. Identification and Classification of Members of the Group:

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identify of each member of the group.

            N/A

Item 9. Notice of Dissolution of a Group:

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all furhter filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            N/A

Item 10. Certification:

            By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                                               PAGE 5 OF 6 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                3/8/99
                                          -------------------------
                                                            (Date)

                                          /s/ Mark D. Mastrini
                                          -------------------------
                                                      (Signature)

                                          Mark D. Mastrini
                                          -------------------------
                                                      (Name/Title)


                                                               PAGE 6 OF 6 PAGES